Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

This Contract is hereby endorsed to include the following new provisions:

         During any calendar year, Aetna may be told to change the investment mix twelve times. Should Aetna allow additional changes, each may be subject to a fee of up to $10.

         Twelve transfers of Current Value (excluding transfers from the GA Account at the end of a Guaranteed Term) can be made during a calendar year period. Should Aetna allow additional transfers, each may be subject to a fee of up to $10.

Endorsed and made a part of this Contract effective May 1, 1989.



                                 /s/ John J. Martin
                                 President
                                 Aetna Life Insurance and Annuity Company